EMERGING MARKETS GROWTH FUND, INC.

AMENDED AND RESTATED

INVESTMENT ADVISORY AND SERVICE AGREEMENT

THIS AMENDED AND RESTATED INVESTMENT ADVISORY AND SERVICE AGREEMENT, dated and effective as of the 1st day of January, 2017, is made and entered into by and among EMERGING MARKETS GROWTH FUND, INC., a Maryland corporation (the “Fund”), CAPITAL INTERNATIONAL, INC., a California corporation (the “Manager”), registered as an investment adviser under the Investment Advisers Act of 1940 and THE CAPITAL GROUP COMPANIES, INC., a California corporation (“Capital Group”), that is the indirect parent of the Manager, whereby the Manager will act as investment adviser to the Fund as follows:

ARTICLE I

DUTIES OF THE MANAGER

The Fund hereby employs the Manager to act as the investment adviser to and manager of the Fund, to manage the investment and reinvestment of assets of the Fund and to administer its affairs, for the period and on the terms and conditions set forth in this Agreement. The Manager hereby accepts such employment and agrees to render the services and to assume the obligations herein set forth for the compensation provided for herein. The Manager shall for all purposes herein be deemed an independent contractor and shall, unless otherwise expressly provided or authorized, have no authority to act for or represent the Fund in any way or otherwise be deemed an agent of the Fund.

A. Investment Advisory Services. In carrying out its obligations to manage the investment and reinvestment of the assets of the Fund, the Manager shall:

(a) perform research and obtain and evaluate pertinent economic, statistical, and financial data relevant to the investment policies of the Fund;

(b) consult with, and provide information and assistance to, the Board of Directors of the Fund (the “Board”), as reasonably requested by the Board, in support of the Manager’s identification and selection of “qualifying markets”, as defined in the Fund’s Registration Statement, as amended;

(c) take such steps as are necessary to implement the Fund’s investment program, including making and carrying out decisions to acquire or dispose of permissible investments, managing the investments and any other property of the Fund, and providing or obtaining such services as may be necessary in managing, acquiring or disposing of investments;

(d) regularly report to and consult with the Board with respect to the Fund’s investment program and its activities in connection with management of the assets of the Fund;

(e) maintain all accounts, records, memoranda, instructions or authorizations relating to the acquisition or disposition of investments for the Fund which it shall be required to maintain pursuant to the Investment Company Act of 1940, and regulations thereunder, or other applicable laws or regulations (or which it would be required to maintain if the Fund were registered under the Investment Company Act of 1940); and

(f) determine the net asset value of the Fund as required.

B. Administrative Services. In addition to the performance of investment advisory services, the Manager shall perform, or supervise the performance of, the following administrative services in connection with the management of the Fund:

(a) assist in supervising all aspects of the Fund’s operations, including the coordination of all matters relating to the functions of the custodian, transfer agent or other shareholder service agents, if any, accountants, attorneys and other parties performing services or operational functions for the Fund;

(b) provide the Fund, at the Manager’s expense, with services of persons, who may be the Manager’s or an affiliate of the Manager’s officers or employees, competent to serve as officers of the Fund and to perform such administrative and clerical functions as are necessary in order to provide effective administration of the Fund, including the preparation and maintenance of required reports, books and records of the Fund; and

(c) provide the Fund, at the Manager’s expense, with adequate office space (which may be in the offices of the Manager) and related services necessary for its operations as contemplated in this Agreement.

C. Limitations and Advisory Services. The Manager shall perform the services under this Agreement subject to the review of the Board and in a manner consistent with the investment objectives, policies, and restrictions of the Fund as stated in its Offering Circular dated March 14, 1986 and as amended thereafter, and its Articles of Incorporation and By-Laws, as amended from time to time and the provisions of applicable laws.

D. Contractual Arrangements with Affiliates. The Fund acknowledges that initially, and from time to time, the Manager may contract with affiliates to perform certain services hereunder for the Fund. Capital Group undertakes to fulfill the obligations or liabilities of the Manager hereunder in the event the Manager fails or is unable to do so for any reason.

E. Other Limitations. The Manager acknowledges that the International Finance Corporation (“IFC”) and the International Bank for Reconstruction and Development may possess certain information and material relevant to investment decisions of the Fund, and that they are obligated not to disclose or reveal such information or material to third parties, including to the Fund and the Manager. The Manager specifically acknowledges that IFC’s nominee to the Fund’s Board of Directors will not disclose to the Manager any confidential information of which he is aware even if the failure to do so would be detrimental to the Fund or its shareholders.

ARTICLE II

COMPENSATION OF THE MANAGER

A. As compensation for its services to the Fund, the Manager shall receive, on or before the tenth calendar day of each month, as compensation for its services during the preceding month, a fee at the annual rates of:

Aggregate net assets	Annual fee rate
On the first $400 million	0.900%
From $400 million to $1 billion	0.800%
From $1 billion to $2 billion	0.700%
From $2 billion to $4 billion	0.650%
From $4 billion to $6 billion	0.625%
From $6 billion to $8 billion	0.600%
From $8 billion to $11 billion	0.580%
From $11 billion to $15 billion	0.560%
From $15 billion to $20 billion	0.540%
In excess of $20 billion	0.520%

Such fee shall be accrued daily and the daily rate shall be computed based on the actual number of days per year. For purposes hereof, the net assets of the Fund shall be determined in the manner set forth in the registration statement of the Fund.

B. No compensation, other than that provided for in this Agreement, shall be payable by the Fund to the Manager or any of its affiliates unless approved by the Board.

ARTICLE III

EXPENSES

A. The Manager shall be responsible for all expenses incurred by it in performing the services set forth in Article I hereof, and shall pay the fees and expenses, including traveling expenses, of all directors of the Fund who are affiliated persons of the Manager or any of its affiliates.

B. In addition to the compensation to the Manager provided in Article II hereof, the Fund shall pay all other expenses incurred in its operation and all of its general administrative expenses including, but not limited to, redemption expenses, expenses of portfolio transactions, shareholder accounting and servicing costs, interest, charges and expenses of the custodian and any subcustodian and transfer agent, if any, cost of auditing services, fees and expenses, including traveling expenses, of directors not affiliated with the Manager or any of its affiliates, legal fees and expenses, state franchise taxes and any other applicable taxes, expenses of registering the Fund and/or securities issued by the Fund under Federal and state securities laws and any foreign laws, and of registering securities issued by the Fund on any stock exchange, Securities and Exchange Commission fees, insurance premiums, costs of maintenance of corporate existence, investor services (including allocable personnel and telephone expenses), costs of preparing and printing proxies, prospectuses and reports to shareholders, costs of stock certificates, costs of corporate meetings, and any extraordinary expenses, including litigation costs.

ARTICLE IV

PORTFOLIO TRANSACTIONS AND BROKERAGE

A. In placing orders for the purchase and sale of securities for the Fund, the Manager will use its best efforts to obtain the most favorable net results and execution of the Fund’s orders, taking into account all appropriate factors, including price, dealer spread or commission, if any, size of the transaction, and difficulty of the transaction. The Manager is authorized to pay spreads or commissions to brokers or dealers furnishing brokerage and research services in excess of spreads or commissions which another broker or dealer may charge for the same transaction. It is understood by the parties that the expenses of the Manager may not necessarily be reduced as a result of receipt of such research services.

B. Subject to the above requirements and the provisions of the Securities Exchange Act of 1934 or other applicable provisions of law, and the terms of any exemptions(s) therefrom, nothing shall prohibit the Manager from selecting brokers or dealers with which it or the Fund are affiliated.

ARTICLE V

ACTIVITIES OF THE MANAGER

A. The services of the Manager to the Fund under this Agreement are not to be deemed exclusive, and the Manager shall be free to render similar services to others and to engage in other related or unrelated businesses so long as its services under this Agreement are not impaired.

B. It is understood that directors, officers, employees and shareholders of the Fund are or may become interested in the Manager, as directors, officers, employees or shareholders or otherwise, and that directors, officers, employees or shareholders of the Manager are or may become similarly interested in the Fund, and that the Manager is or may become interested in the Fund as shareholder or otherwise.

C. It is agreed that the Manager may use any investment research produced or received in connection with its activities hereunder in providing investment advice to other accounts managed by it or its affiliates, including its or their own accounts. Conversely, it is understood that investment research obtained by the Manager in connection with its other accounts or activities may be useful to the Manager in carrying out its obligations to the Fund.

D. It is agreed that, on occasions when the Manager deems the purchase or sale of a security or other asset to be in the best interests of the Fund as well as other accounts managed by it or its affiliates, it may, to the extent permitted by applicable laws and regulations, aggregate the securities or other assets to be sold or purchased for the Fund with those to be sold or purchased for such other accounts. In that event, allocation of the securities or other assets purchased or sold, as well as the expense incurred in the transaction, will be made by the Manager in the manner it considers to be most equitable and consistent with its obligations hereunder to the Fund and to such other accounts. The Fund recognizes that in some cases this procedure may adversely affect the size of the position obtainable for the Fund’s portfolio.

ARTICLE VI

TERM OF THE AGREEMENT

A. This Agreement shall become effective on January 1, 2017. This Agreement shall remain in effect until June 20, 2017, and thereafter shall remain in effect so long as such continuance is specifically approved at least annually (a) by the vote of a majority of the members of the Board who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval, and (b) by either (i) the vote of a majority of the members of the entire Board of Directors or (ii) the vote of a majority of the outstanding voting securities of the Fund.

B. This Agreement may be terminated, without the payment of any penalty, by the Board or by the vote of a majority of the outstanding voting securities of the Fund, on sixty days’ written notice to the Manager or by the Manager or sixty days’ written notice to the Fund, and shall automatically terminate upon its assignment (as that term is defined in the Investment Company Act of 1940) by either party.

ARTICLE VII

LIABILITY OF THE MANAGER

In the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations or duties on the part of the Manager (or its officers, directors, agents, employees, controlling persons, shareholders, and any other person or entity affiliated with the Manager or retained by it to perform or assist in the performance of its obligations under this Agreement), neither the Manager nor any of its officers, directors, employees, agents, controlling persons or shareholders shall be subject to liability to the Fund or to any shareholder of the Fund for any act or omission in the course of, or connected with, rendering services hereunder, including without limitation any error of judgment or mistake of law or for any loss suffered by the Fund or any shareholder in connection with the matters to which this Agreement relates, provided, however, that, if the Fund shall be registered under the Investment Company Act of 1940, this provision shall not apply to the extent specified in Section 36(b) of the Investment Company Act of 1940 concerning loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services if the Fund shall be registered thereunder.

ARTICLE VIII

RECORDKEEPING

A. The Manager agrees that all accounts and records of the Fund which are required to be maintained pursuant to paragraph A(e) of Article I hereof shall be the property of the Fund and that all such accounts or records shall be made available, within five (5) business days of the request, to the Fund’s accountants or auditors during regular business hours at the Manager’s offices upon reasonable prior written notice, and shall be made available, upon reasonable written request, to the directors and officers of the Fund or to any governmental agency having appropriate jurisdiction and authority.

B. The Fund has furnished or will furnish the Manager with copies of the Fund’s Registration Statement, Articles of Incorporation, and By-Laws as currently in effect and agrees during the continuance of the Agreement to furnish the Manager with copies of any amendments or supplements thereto before or at the time the amendments or supplements become effective. The Manager will be entitled to rely on all documents furnished by the Fund.

ARTICLE IX

GOVERNING LAW

This Agreement shall be interpreted under the laws of the State of Maryland. Words and phrases used herein shall be interpreted in accordance with the Investment Company Act of 1940 and the rules and regulations thereunder. As used with respect to the Fund, the term “majority of the outstanding voting securities” shall mean the lesser of (i) 67% of the voting securities represented at a meeting at which more than 50% of the outstanding voting securities are represented or (ii) more than 50% of the outstanding voting securities.

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IN WITNESS WHEREOF, the parties have caused this instrument to be signed by their duly authorized officers, as of the day and year first above written.

EMERGING MARKETS GROWTH FUND, INC.

Witness:

By: /s/ Courtney R. Taylor	By: /s/ Victor D. Kohn
Courtney R. Taylor	Victor D. Kohn
Secretary	President

CAPITAL INTERNATIONAL, INC.

Witness:

By: /s/ Jessica M. Zerges	By: /s/ Peter C. Kelly
Jessica M. Zerges	Peter C. Kelly
Secretary	Senior Vice President

THE CAPITAL GROUP COMPANIES, INC.

Witness:

By: /s/ James P. Ryan	By: /s/ Phil de Toledo
James P. Ryan	Phil de Toledo
Senior Vice President and Secretary	President